UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25
SEC FILE NUMBER 000-13111

CUSIP NUMBER 05462D101
NOTIFICATION OF LATE FILING

(Check One):         ☒        Form 10-K                  ☐  Form 20-F                   ☐  Form 11-K                    ☐  Form 10-Q                  ☐   Form 10-D            ☐   Form N-SAR                ☐  Form N-CSR

For Period Ended:                                  September 30, 2008

 Transition Report on Form 10-K
 Transition Report on Form 20-F
 Transition Report on Form 11-K
 Transition Report on Form 10-Q
 Transition Report on Form N-SAR
For the Transition Period Ended: _____________________________________________

Read instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Axion International Holdings, Inc..
Full name of registrant:

Analytical Surveys, Inc.
Former name if applicable:

665 Martinsville Road
Address of Principal Executive Office (Street and Number)

Basking Ridge, NJ 07920
City, state and zip code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Form 10-K, 11-K, 20-F, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant’s Annual Report on Form 10-KSB for the period ended September 30, 2008 cannot be filed within the prescribed time period without unreasonable effort or expense due to the fact that the required audited financial statements have not been completed and management needs sufficient time to review the financial statements, concur with its independent accountants and to prepare the management discussion and analysis.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Michael Johnson	(908)	542-0888
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes ☐ No

(3)
Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

    Axion International Holdings, Inc. (“Holdings”), formerly Analytical Surveys, entered into an Agreement and Plan of Merger. On March 20, 2008, Holdings consummated the merger with Axion continuing as the surviving corporation and a wholly-owned subsidiary of Holdings. Accordingly, the financial statements to be included in the 10-KSB for the year ended September 30, 2008 primarily are those of Axion and not of Holdings. We have not disclosed quantitative changes as it would not be helpful to an understanding of the Company’s earnings statements or changes therein from the prior year

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, reasons why a reasonable estimate of the results cannot be made.

    The Merger resulted in a change of control, and as such, Axion is the surviving entity and we are reporting as such.

Axion International Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:   December 29, 2008                                                             By: /s/Michael Johnson
        Name: Michael Johnson
        Chief Financial Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).